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Filed by Agnico-Eagle Mines Limited Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended
Filing Company: Agnico-Eagle Mines Limited Commission File No. 001-13422 Date: October 24, 2005

NEWS RELEASE
Stock Symbols:	AEM (NYSE) AGE (TSX)	For further information: David Smith; Director, Investor Relations +1 416 947-1212

For Immediate Release

Not for distribution to news wire services or for dissemination in Australia or Japan.
The Offer is not being made to persons whose participation requires further prospectuses, filings or other measures in addition to those required under Swedish and U.S. law.

AGNICO-EAGLE ACQUIRES ADDITIONAL 5.7% OF RIDDARHYTTAN SHARES,
INCREASING OWNERSHIP TO 96.6%;
FINAL BID EXTENSION TO NOVEMBER 4, 2005

Toronto, Canada (October 24, 2005) — Agnico-Eagle Mines Limited ("Agnico-Eagle") announced today that an additional 5,979,599 shares of Riddarhyttan Resources AB (publ) ("Riddarhyttan") have been tendered to its offer to acquire all the outstanding shares of Riddarhyttan not owned by Agnico-Eagle, representing 5.7% of the outstanding shares and voting rights of Riddarhyttan. Together with the 96,189,032 shares already owned by Agnico-Eagle, representing 91.0% of the outstanding shares and voting rights of Riddarhyttan, Agnico-Eagle now owns an aggregate of 102,168,631 shares, or approximately 96.6% of the outstanding shares and voting rights of Riddarhyttan. Settlement of shares tendered during the previous extension is expected to be initiated on, or about, October 28, 2005.

To enable those shareholders who have not yet tendered to participate in the offer, the offer has been extended a final time to 4:00 p.m. CET (10:00 a.m. EDT) on November 4, 2005. Settlement of Riddarhyttan shares tendered during the new extension of the offer period is expected to be initiated on, or about, November 11, 2005.

Following completion of the offer, Agnico-Eagle intends to initiate the compulsory acquisition process under Swedish law to purchase the remaining shares in Riddarhyttan and in connection therewith the shares of Riddarhyttan will be delisted from the Stockholm Stock Exchange.

Riddarhyttan shareholders who have questions about the offer should contact Enskilda Securities, Nybrokajen 5, 103 36 Stockholm, Sweden, +46 8 52 22 95 00 or SEB, Issues & Part-ownership Programmes, Rissneleden 110, 106 40 Stockholm, Sweden, +46 8 639 2750.

U.S. Information

Agnico-Eagle has filed with the SEC a registration statement on Form F-4 containing an offer document regarding the offer. This press release does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Riddarhyttan or Agnico-Eagle to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended). The offer will be made to those persons solely under the offer document that is part of the registration statement. Investors and stockholders are advised to read the offer document and other documents relating to the offer carefully because they include important information regarding the offer. Investors and stockholders may obtain a free copy of the offer document and certain other documents relating to the offer from the SEC's website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Agnico-Eagle. YOU SHOULD READ THE OFFER DOCUMENT AND OTHER DOCUMENTS RELATING TO THE OFFER CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

UK Information

This press release has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Citigroup Global Markets Limited of Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB. Citigroup Global Markets Limited is acting for Agnico-Eagle and no one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Offer.

Forward-Looking Statements

Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. In this news release, the words "anticipate", "expect", "estimate", "forecast", "plan", "intend" and similar words and expressions are intended to identify forward-looking statements. Such statements, including statements relating to the timing, completion and settlement of the offer and Agnico-Eagle's intent to initiate the compulsory acquisition process under Swedish law and cause the delisting of Riddarhyttan shares on the Stockholm Stock Exchange, reflect Agnico-Eagle's views at this time with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results to be materially different from those expressed or implied by such forward-looking statements, including, among others, those discussed under the heading "Risk Factors" in the offer document filed as part of the Registration Statement on Form F-4 and in Agnico-Eagle's Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2004. Agnico-Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

About Agnico-Eagle

Agnico-Eagle is a long-established Canadian gold producer with operations located in northwestern Quebec and exploration and development activities in Canada, the United States and Mexico. Agnico-Eagle's LaRonde Mine in Quebec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 25 consecutive years.

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AGNICO-EAGLE ACQUIRES ADDITIONAL 5.7% OF RIDDARHYTTAN SHARES, INCREASING OWNERSHIP TO 96.6%; FINAL BID EXTENSION TO NOVEMBER 4, 2005